Exhibit 4(c)(i)

Employment Agreement

between

Six Continents Limited

as Company

and

PAUL EDGECLIFFE-JOHNSON

as Executive

relating to

the employment of the Executive with the Company

CONTENTS

1.	Appointment

2.	Duties and Powers

3.	Mobility

4.	Remuneration

5.	Short Term Incentive Schemes

6.	Long Term Incentive and Share Plans

7.	Expenses and Gratuities

8.	Professional Memberships

9.	Company Car

10.	Holidays

12.	Sickness and Incapacity

13.	Notification of Absence

13.	Pension

14.	Private Medical Insurance

15.	Additional Benefits

16.	Exclusive Service

17.	Intellectual Property

18.	Confidentiality

19.	Restrictive Covenants

20.	Notification of Restrictions

21.	Directorships

22.	Garden Leave

23.	Termination

24.	Return of Property

25.	Disciplinary and Grievance Procedure

26.	Data Protection

27.	Notices

28.	Assignment

29.	Third Party Rights

30.	Law and Jurisdiction

31.	Prior Agreements and other employment-related conditions

32.	Collective Agreements

33.	Severability and Amendments

34.	Interpretation

THIS AGREEMENT is dated 6 December 2013 and made

BETWEEN:

(1)	Six Continents Limited (the “Company”), registered in England and Wales as company number 913450 and a company in the InterContinental Hotels Group, with its registered office at Broadwater Park, Denham, Buckinghamshire, UB9 5HR; and

(2)	PAUL EDGECLIFFE-JOHNSON (the “Executive”), of Blythewood, The Highlands, East Horsley, Surrey, KT24 5BQ.

THE PARTIES AGREE THAT:

1	Appointment

1.1	The Company shall employ the Executive and the Executive agrees to serve the Company and any other Group Company or Group Companies as required by the Board or any person authorised by the Board for that purpose, in the capacity of a Director and CHIEF FINANCIAL OFFICER of IHG. The Executive’s reward band is 1.

1.2	Employment hereunder shall commence on 1 January 2014 and shall continue (subject to termination as provided for below) unless and until terminated by either party giving to the other not less than the following notice period in writing, expiring at any time:

(a)	notice period from the Company to the Executive: 52 weeks

(b)	notice period from the Executive to the Company: 26 weeks

1.3	The Executive’s period of continuous employment with the Group commenced on 2 August 2004.

1.4	The Executive warrants that:

1.4.1	the Executive is not prevented from performing the Executive’s duties in accordance with the terms of this agreement by any obligation or duty owed to any other party, whether contractual or otherwise; and

1.4.2	the Executive has all necessary qualifications and memberships required for the Executive to perform the Executive’s duties under this Agreement and is not and has not been subject to any prohibition, censure, criticism or disciplinary sanction by any professional, regulatory or other body or authority which would prevent the Executive from performing any duties under this Agreement or undermine the confidence of the Board in the Employment by the Company.

1.5	Employment is conditional upon the following conditions, if required by the Company:

(a)	the Executive undergoing a medical examination with a medical practitioner nominated by the Company, the results of which are satisfactory to the Company;

(b)	the Executive providing to the Company copies or other verification of academic, professional or other business qualifications notified to the Company.

2	Duties and Powers

2.1	The Executive shall exercise such powers, perform such duties (if any) commensurate with his status as Chief Financial Officer and comply with such reasonable and lawful directions in relation to the business of the Company or any other Group Company as the Board or any person authorised by the Board for the purpose may, from time to time, confer upon or assign or give to him.

2.2	The Executive shall, during the continuance of this Agreement (unless prevented by ill health or accident or as otherwise agreed by the Board in writing), devote substantially the whole of the Executive’s working time and attention and abilities to the Business and shall use the Executive’s reasonable endeavours to promote and protect the general interests and welfare of the Company, the Group and any other Group Company to which the Executive may from time to time render the Executive’s services under this Agreement.

2.3	The Executive shall at all times promptly give to the Board (in writing if so requested) all such information, explanations and assistance as it may require in connection with the Business and the Executive’s employment under this Agreement.

2.4	The Executive shall work normal business hours, which are 35 hours per week, and such additional hours as may be necessary in the performance of the Executive’s duties and powers under this Agreement. The nature of the Executive’s job is such that the Executive is largely able to prioritise tasks, determine the time and effort the Executive devotes to those tasks and when the Executive does them. To the extent the Executive therefore determines the Executive’s working hours outside normal business hours, the additional hours will not count as working time towards the weekly working time limit of 48 hours on average. No overtime will be paid with respect to any hours by the executive outside normal business hours.

2.5	The Executive will promptly disclose to the Board full details of any wrongdoing by any employee or officer of any Group Company (including the Executive) where that wrongdoing is material to that employee’s employment by the relevant company or to the interests or reputation of any Group Company.

3	Mobility

3.1	The Executive’s principal place of work is Broadwater Park, Denham, Buckinghamshire. The Executive’s principal place of work may be changed to such place or places within the United Kingdom as the Company shall reasonably require. Should the Company wish the Executive to relocate outside the United Kingdom such relocation shall be the subject of agreement between the Company and the Executive.

3.2	The Executive may be required to travel both inside and outside the United Kingdom on the business of the Company or any Group Company in the proper performance of the Executive’s duties from time to time.

4	Remuneration

4.1	The Company shall pay to the Executive a salary at the annual rate of £420,000. Such salary shall be payable not less frequently than every month on a date which will be no later than the last day of the month and shall be deemed to accrue from day to day. Such salary shall include any director’s fees payable to the Executive. The Company shall be entitled to procure payment of the salary for administrative reasons by another Group Company.

4.2	The salary payable to the Executive pursuant to clause 4.1 shall be subject to review in accordance with the Company’s practice from time to time but there shall be no obligation on the Company to increase such salary.

4.3	The Company shall be entitled at any time to deduct from the Executive’s remuneration (which includes salary, salary supplement, any bonus, vacation or other pay) any sums owing to it or to any other Group Company (including but not limited to any advance of a cash float to cover business expenses, any advance of pay, vacation pay relating to vacation taken in excess of entitlement) by the Executive to which deduction the Executive expressly hereby consents.

5	Short Term Incentive Schemes

5.1	The Executive shall be eligible to participate in the Company’s or any Group Company (as appropriate) discretionary incentive scheme or schemes applicable from time to time for employees in the Executive’s reward band, subject to the rules of such relevant scheme(s). Details of the current applicable scheme(s) will be provided to the Executive. Awards are determined in accordance with the rules of the applicable scheme.

5.2	Subject to the Company’s obligations in clause 5.1, the Company reserves the right in its absolute discretion, to vary the terms and/or any targets and/or level of bonus opportunity and/or bonus payable, under any incentive scheme from time to time in operation. Any bonus paid is not pensionable and is subject to deductions for tax and social security contributions.

6	Long Term Incentive Share Plans

6.1	The Executive shall be eligible to participate in such share option or other share ownership schemes as the Company or the Group may operate from time to time and which are applicable to employees in the Executive’s reward band, subject to the rules of the relevant scheme(s). Details of any current applicable scheme(s) will be provided to the Executive. Awards are determined in accordance with the rules of the applicable scheme.

6.2	Subject to the Company’s obligations in clause 6.1, the Company reserves the right, in its absolute discretion, to vary the terms of any such scheme or withdraw any such plan without providing any replacement. Any payment made under this clause is not pensionable and is subject to deductions for tax and social security contributions.

7	Expenses and Gratuities

7.1	In accordance with Company policy, the Company shall pay or refund to the Executive all reasonable travelling, entertainment and other similar out of pocket expenses properly and wholly incurred by the Executive in the proper performance of the Executive’s duties subject to production by the Executive of such evidence of such expenses as the Company may require. If the Executive is provided with a Company credit card or charge card, the Executive shall use it only for such expenses as the Executive is entitled under this sub-clause to have reimbursed by the Company.

7.2	The Executive shall at all times comply with the Group’s policies in force from time to time regarding acceptance of gifts, gratuities and/or benefits.

8	Professional Memberships

8.1	In accordance with and subject to Company policy, and upon prior approval, the Company shall pay for up to two memberships with recognised professional bodies where membership of such professional body is directly related to and required in relation to the Executive’s job from time to time or the Executive’s normal professional skill.

8.2	Where required, whether by the Company, law, any regulatory organisation or otherwise, the Executive should at all times during the Executive’s employment with the Company maintain the Executive’s membership of such professional, trade or other bodies necessary for the proper performance of the Executive’s duties.

9	Company Car

9.1	In accordance with and subject to the rules of the Company Car policy for employees in the reward band which applies to the Executive, the Company shall, at its option, either:

(a)	make available to the Executive a motor car (“the Car”) for the Executive’s use or;

(b)	pay the Executive a taxable, non-pensionable car allowance at a level to be determined by the Company. The allowance will be paid monthly in arrears in the same manner as the Executive’s salary.

9.2	A copy of the relevant car policy shall be provided to the Executive and the Executive is required to comply with its rules from time to time. The Company reserves the right, in its reasonable discretion, to vary the rules and/or standard of car and/or level of car allowance available to employees in the Executive reward band which applies to the Executive.

10	Holidays

10.1	The Company’s holiday year is 1 January to 31 December (the “Holiday Year”).

10.2	In addition to public holidays, the Executive shall be entitled to paid vacation in each Holiday Year in accordance with the stated policy for the Executive’s reward band in the principal place of work, to be taken at times to be agreed with the Company in advance. Subject to clause 10.3, no payment will be made for vacation days not taken in the Holiday Year in which they arise although the Executive may carry forward any unused vacation days from one Holiday Year to the next, subject to a maximum of 5 days to be carried forward into the following Holiday Year.

10.3	Upon termination of this Agreement the Executive shall be entitled to payment in lieu of any untaken outstanding vacation entitlement in the Holiday Year during which the Executive’s employment terminates, which entitlement shall accrue on a pro-rata monthly basis.

10.4	Upon termination of the Executive’s employment under this Agreement, the Company shall be entitled to deduct from any sum owed by the Company to the Executive a sum representing overpayment of salary with respect to the number of vacation days which the Executive has taken in excess of the Executive’s accrued vacation entitlement calculated on a pro-rata monthly basis as at the date of the termination of the Executive’s employment and the Executive hereby authorises the Company to make such deduction.

10.5	The Company shall be entitled to require the Executive to take all or any part of any accrued untaken vacation entitlement during the period of notice to terminate the Executive’s employment (including, for the avoidance of doubt, during any period of garden leave pursuant to clause 22).

11	Sickness and Incapacity

11.1	When the Executive is absent from work and unable to perform the Executive’s duties under this Agreement satisfactorily by reason of any injury, illness or other reason satisfactory to the Company and subject to compliance with clause 12, the Executive shall be entitled to receive the Executive’s full salary and other contractual benefits for up to the first 26 weeks of any such absence and thereafter the Executive shall receive half the Executive’s salary.

11.2	Any salary payable pursuant to this clause shall be inclusive of the amount of any benefit or statutory sick pay to which the Executive may be entitled during the period of such inability under any local law for the time being in force.

11.3	The Executive shall submit to a medical examination by a doctor appointed by the Company at the request of the Chief Executive, at the expense of the Company, at any time during the continuance of this Agreement, whether or not the Executive is absent by reason of sickness, injury or other incapacity. The Executive consents to the Company’s Chief Executive or General Counsel from time to time obtaining a copy of the Executive’s medical records from the Executive’s medical practitioner in circumstances where the Company deems such a step to be required. The Executive further agrees that the Executive shall authorise the medical practitioner and the Company’s Chief Executive or General Counsel to discuss further any matters arising from such medical report, diagnosis or prognosis to the extent relevant to the Executive’s employment or the performance of the Executive’s duties and the Company shall disclose the content of all such communications to the Executive.

11.4	If the Executive is absent from work by reason of injuries sustained wholly or partly as a result of actionable negligence, nuisance or breach of any statutory duty on the part of any third party other than the Company or any Group Company, the Executive shall promptly inform the Executive’s line manager of that fact and the Company in its discretion may require the Executive to take all reasonable steps to recover from such third party or its insurers compensation including repayment of all sums paid to the Executive by the Company under this clause in respect of absence. Any such sums (which are paid to the Executive by the Company on that basis) shall in turn be repaid by the Executive when and to the extent that the Executive recovers compensation for loss of earnings from that third party or its insurers by legal action or otherwise less reasonable cost incurred in recovering any such compensation.

12	Notification of Absence

12.1	If the Executive is unable to come to work for any reason and the Executive’s absence has not previously been authorised by the Company, the Executive must notify the Company as soon as practicable and in accordance with the stated policy for the Executive’s reward band in the principal place of work.

13	Pension

13.1	The Company operates various pension schemes. The Executive may be a member of the applicable pension scheme as determined by the Executive’s start date with the Company and the Executive’s reward band (“the Scheme”) at the applicable level and subject to the terms of the trust deed and rules governing the Scheme from time to time, including, without limitation, any powers of alteration and discontinuance. The Executive’s membership of the Scheme shall be in substitution for, and shall operate to the exclusion of, any agreement or representation whether written or oral in relation to pension entitlement made with or to the Executive by any person on behalf of the Company or any Group Company at any time prior to the date of this Agreement.

14	Private Medical Insurance

14.1	The Executive, the Executive’s spouse and any dependent unmarried children under age 21 (or 25 if in full time education) or such older age as required by applicable law, as the case may be, will to the extent eligible (as determined by the Executive’s reward band and any applicable plan rules) participate in and receive benefits under the private medical and insurance plans made available by the Company (and any other plans which the Company may provide from time to time) subject to the rules or insurance policies constituting such plans from time to time.

14.2	A copy of the relevant private medical and insurance plans shall be provided to the Executive and the Executive is required to comply with their rules from time to time. The Company reserves the right, in its absolute discretion, to vary the plans or to suspend (for a fixed or indefinite period) or withdraw the plans without providing any replacement.

14.3	In the event that the Executive claims under any insurance plan referred to in sub-clause 14.1 and such claim is rejected by the insurer, the Company shall not be obliged to issue proceedings in relation to such claim.

15	Additional Benefits

15.1	In the event that any special terms apply to the Executive, these are as set out in the Executive’s offer letter.

16	Exclusive Service

16.1	The Executive will devote substantially the whole of the Executive’s working time, attention and skill to the Employment. In the event that the Executive wishes to take up an external non-executive directorship during the Employment, such position will be subject to Board approval.

16.2	At the request of the Company, the Executive will disclose promptly in writing to the Company all the Executive’s outside business interests (for example, office holdings or directorships).

16.3	Without prejudice to clause 16.1 above, and subject to clause 16.4 below, during the Employment the Executive will not be directly or indirectly engaged or concerned in the conduct of any activity which is similar to or competes with any activity carried on by any Group Company (except as a representative of the Company or with the written consent of the Board) nor make preparations to be engaged or interested either directly or indirectly in any business or occupation which is similar to or competes with any activity carried on by any Group Company.

16.4	The Executive may not without written consent of the Board hold or be interested in investments which amount to more than five percent of the issued investments of any class of any one company whether or not those investments are listed or quoted on any recognised Stock Exchange or dealt in on the Alternative Investments Market.

17	Intellectual Property

17.1	The Executive acknowledges that:

(i)	the Executive may make Inventions in the course of the Employment, whether in the Executive’s normal or other specifically assigned duties; and

(ii)	the Executive has a special obligation to further the interests of the Group as a whole and of each Group Company.

17.2	If the Executive makes or is involved in making an Invention during the Employment, the Executive will promptly inform the Company. The Executive will give the Company sufficient details of any Invention to allow the Company to assess the Invention and to decide whether the Invention belongs to the Company. The Company will treat any Invention which is notified to it under this clause 17, but which does not belong to the Company, as confidential.

17.3	If an Invention belongs to the Company, the Executive will act as a trustee for the Company in relation to that Invention and will, at the request and expense of the Company do everything necessary to:

(i)	vest all right, title and interest in the Invention in the Company or its nominee with full title guarantee;

(ii)	secure full patent or other appropriate protection for the Invention anywhere in the world; and

(iii)	defend the Company’s or its nominees rights in the Invention and assist with enforcement anywhere in the world.

17.4	If the Executive creates or is involved in creating any Work during the Employment, the Executive will promptly give the Company full details of it.

17.5	The Executive will, at the request and expense of the Company, do everything necessary to:

(i)	assign to the Company to the extent allowed by law, or will assign all the Executive’s right, title and interest in any current or future Work (whether now existing or brought into being in the future);

(ii)	act as a trustee for the Company in relation to all such Works; and

(A)	vest all right, title and interest in any Work in the Company or its nominee;

(B)	secure full registered or unregistered protection for any Work anywhere in the world; and

(C)	defend the Company’s or its nominee’s rights in any Work and assist with enforcement anywhere in the world.

17.6	If the Executive generates any Information or is involved in generating any Information during the Employment the Executive will promptly give to the Company full details of it and the Executive acknowledges that such Information belongs to the Company.

17.7	If the Executive becomes aware of any infringement or suspected infringement of any intellectual property right in any Invention, Work or Information the Executive will promptly notify the Company in writing.

17.8	The Executive will not copy, disclose or make use of any Invention, Work or Information without the Company’s prior written consent except to comply with this clause 17 or as necessary for the proper performance of the Executive’s duties.

17.9	The Executive acknowledges that for the purpose of the Copyright and Rights in Databases Regulations 1997 (as from time to time amended, extended or re-enacted) the Company shall be treated as the maker of any such databases, where such database is created by the Executive during the Employment.

17.10	So far as permitted by law the Executive irrevocably waives any rights the Executive may have under Chapter IV (Moral Rights) of Part 1 of the Copyright, Designs and Patents Act 1988 and any foreign corresponding rights in respect of all Works.

17.11	Rights and obligations under this clause 17 will continue after the termination of this agreement in respect of all Inventions, Works and Information made or obtained during the Employment and will be binding on the personal representatives of the Executive.

17.12	The Executive agrees that the Executive will not by the Executive’s acts or omissions do anything which would or might prejudice the rights of any Group Company under this clause 17.

17.13	Except as necessary or desirable in the performance of the Executive’s duties, the Executive will not make copies of any computer files belonging to any Group Company or their service providers and will not introduce any of the Executive’s own computer files into any computer used by the Company.

18	Confidentiality

18.1	As Confidential Information will from time to time become known to the Executive, the Company considers and the Executive acknowledges that the following restraints are necessary for the reasonable protection by the Company of its business or the business of the Group, the customers and trade connections thereof or their respective affairs.

18.2	The Executive shall not at any time, either during the continuance of or for a period of five years after the termination of the Executive’s employment with the Company, use, disclose or communicate to any person whatsoever any Confidential Information or any Trade Secrets of which the Executive has or may have become possessed during the Executive’s employment with the Company or supply the names or addresses of any clients, customers, suppliers or agents of the Company or any Group Company to any person except in the proper course of the Business or as authorised in writing by the Board or as ordered by a Court of competent jurisdiction or as required to be disclosed by any law, regulation, governmental or other official body.

18.3	The Executive shall not at any time either during the continuance of or after the termination of the Executive’s employment with the Company make, other than for the benefit of the Company or any Group Company, any notes or memoranda relating to any matter within the scope of the Business or concerning any of the dealings or affairs of the Company or any Group Company.

18.4	The Executive shall use the Executive’s best endeavours during the continuance of the Employment to prevent the publication, disclosure or misuse of any Confidential Information and shall not remove, nor authorise others to remove, from the premises of the Company or of any Group Company any Confidential Information except to the extent strictly necessary for the proper performance of the Executive’s or the other person’s duties to the Company or any Group Company.

18.5	The Executive shall promptly disclose to the Company full details of any knowledge or suspicion the Executive has (whether during or after the Employment) of any actual,

threatened or pending publication, disclosure or misuse by any person (including the Executive) of any Confidential Information and shall provide all reasonable assistance and co-operation (at the Company’s expense) as the Company may request in connection with any action or proceedings it may take or contemplate in respect of any such publication, disclosure or misuse.

18.6	This clause 18 is without prejudice to the Executive’s equitable duty of confidence.

18.7	Nothing in this Agreement shall preclude the Executive from making a protected disclosure in accordance with the provisions set out in the Employment Rights Act 1996 which should be made in accordance with the Company’s Disclosure Procedure.

19	Restrictive Covenants

19.1	The provisions of Schedule 1 shall take effect as though part of this Agreement.

20	Notification of Restrictions

20.1	The Executive agrees that, in the event of the Executive receiving from any person an offer of employment (whether oral or in writing and whether accepted or not) either during the continuance of this Agreement or during the continuance in force of all or any of the restrictions set out in clause 18 and Schedule 1 of this Agreement, without prejudice to the Executive’s obligations in relation to confidentiality, the Executive will provide to the person making the offer details of the substance of the restrictions contained in clause 18 and Schedule 1.

21	Directorships

21.1	The Executive shall accept appointment as a director of the Company and of any such Group Company or other company as the Company may reasonably require in connection with the Executive’s appointment under this Agreement and the Executive shall resign without claim for compensation from office as a director of any such company (other than the Company or IHG) at any time on request by the Company, which resignation shall not affect the continuance in any way of this Agreement. The Executive shall immediately account to the Company for any director’s fees or other emoluments, remuneration or payments either receivable or received by the Executive by virtue of the Executive’s holding office as such director (or waive any right to the same if so required by the Company).

21.2	Upon the termination of the Executive’s employment with the Company however arising and for whatsoever reason the Executive shall, upon the request of the Board, resign without claim for compensation (but without prejudice to any claim the Executive may have for damages for breach of this Agreement) from:

(a)	office as a director of the Company or of any Group Company or of any other company in which the Executive holds a directorship at the Company’s request; and

(b)	all offices held by the Executive in any or all of such companies; and

(c)	all trusteeships held by the Executive of any pension plan or other trusts established by the Company, any Group Company or any other company with whom the Executive has had dealings as a consequence of the Executive’s employment by the Company.

21.3	Should the Executive fail to resign from office as a director or from any other office or trusteeship in accordance with clauses 21.1 or 21.2, either during the Executive’s employment, when so requested by the Company, or on its termination, the Company is hereby irrevocably authorised to appoint a person in the Executive’s name and on the Executive’s behalf to execute any documents and to do all things required to give effect to the resignation.

21.4	Save with the prior agreement in writing of the Company, the Executive shall not, during the continuance of this Agreement, resign from any office as a director of the Company, any Group Company or of any other company in which the Executive holds a directorship at the Company’s request or do anything that would cause the Executive to be disqualified from continuing to act as a director.

22	Garden Leave

22.1	At any time after the Executive gives notice to terminate the Employment, the Employer gives notice to terminate the Employment as a result of the Executive’s breach of contract or gross misconduct, or if the Executive resigns without giving due notice and the Company does not accept the Executive’s resignation, the Company may, at its absolute discretion, require the Executive to take a period of absence called garden leave (the “Garden Leave Period”). The provisions of this clause shall apply to any Garden Leave Period.

22.2	The Company may require that the Executive will not, without prior written consent of the Board during the Garden Leave Period:

22.2.1	enter or attend the premises of the Company or any other Group Company; or

22.2.2	contact or have any communication with any customer or client of the Company or any other Group Company in relation to the business of the Company or any other Group Company (other than purely social contact); or

22.2.3	contact or have any communication with any employee, officer, director, agent or consultant of the Company or any other Group Company in relation to the business of the Company or any other Group Company (other than purely social contact); or

22.2.4	remain or become involved in any aspect of the business of the Company or any other Group Company except as required by such companies.

22.3	During the Garden Leave Period the Company may require the Executive:

22.3.1	to comply with the provisions of clause 24, save that the Executive will not be required to return the Car; and

22.3.2	to immediately resign from any directorship, trusteeships or other offices which the Executive holds in the Company, any other Group Company or any other company where such directorship or other office is held as a consequence or requirement of the Employment, unless the Executive is required to perform duties to which any such directorship, trusteeship or other office relates in which case the Executive may retain such directorships, trusteeships or other offices while those duties are ongoing. The Executive hereby irrevocably appoints the Company to be the Executive’s attorney to execute any instrument and do anything in the Executive’s name and on behalf of the Executive to effect the Executive’s resignation if the Executive fails to do so in accordance with this clause 22.3.2.

22.4	During the Garden Leave Period, the Executive will be entitled to receive the Executive’s salary and all contractual benefits in accordance with the terms of this Agreement.

22.5	At the end of the Garden Leave Period, the Company may, at its sole and absolute discretion, pay the Executive salary in lieu of the balance of any period of notice given by the Company or the Executive (less any deductions the Company is required by law to make.

22.6	During the Garden Leave Period:

22.6.1	the Executive shall provide such assistance as the Company or any Group Company may require to effect an orderly handover of the Executive’s responsibilities to any individual or individuals appointed by the Company or any Group Company to take over the Executive’s role or responsibilities;

22.6.2	the Executive shall be available to deal with requests for information, provide assistance, be available for meetings and to advise on matters relating to work (unless the Company has agreed that the Executive may be unavailable for a period); and

22.6.3	the Company may appoint another person to carry out the Executive’s duties in substitution for the Executive.

22.7	All duties of the Employment (whether express or implied), shall continue throughout the Garden Leave Period (in particular the duty of fidelity) save as expressly varied by this clause 22. The Executive agrees that the exercise by the Company of its rights pursuant to this clause 22 shall not entitle the Executive to claim that the Executive has been constructively dismissed.

23	Termination

23.1	This Agreement and the Executive’s employment with the Company hereunder may be terminated immediately by the Company without prior notice if the Executive at any time:

(a)	commits any act of gross misconduct or gross incompetence or other repudiatory breach of contract; or

(b)	without reasonable excuse and with prior written warning, repeats or continues any misconduct or neglect in the discharge of the Executive’s duties or other breach of contract (not falling within 23.1(a) above); or

(c)	has a bankruptcy order made against the Executive or if the Executive makes any arrangement or composition with the Executive’s creditors or has an interim order made against the Executive pursuant to Section 252 of the Insolvency Act 1986; or

(d)	is convicted of any criminal offence other than an offence which, in the reasonable opinion of the Board, does not affect the Executive’s position as an employee of the Company (bearing in mind the nature of the duties in which the Executive is engaged and the capacity in which the Executive is employed); or

(e)	by the Executive’s actions or omissions, brings the name or reputation of the Company or any Group Company into serious disrepute or prejudices the interests of the business of the Company or any other Group Company.

Any delay by the Company in exercising such right to termination shall not constitute a waiver thereof.

23.2	In the event of termination pursuant to clause 23.1, the Company shall not be obliged to make any further payment to the Executive beyond the amount of any remuneration and payment in lieu of outstanding untaken vacation entitlement actually accrued up to and including the date of such termination and the Company shall be entitled to deduct from such remuneration any sums owing to it or to any other Group Company (including but not limited to any advance of a cash float to cover business expenses, any advance of pay, vacation pay relating to vacation taken in excess of accrued entitlement) by the Executive to which deduction the Executive expressly hereby consents.

23.3	In the event of the termination of the Employment of the Executive for whatever reason and whether by notice or in any other manner whatsoever, the Executive agrees that the Executive will not at any time after such termination represent the Executive as still having any connection with the Company or any Group Company save as a former employee for the purpose of communicating with prospective employers or complying with any applicable statutory requirements.

23.4	In the event that the Executive is incapacitated by ill health, accident or any other cause from performing the Executive’s duties under this Agreement for a period of 39 weeks or more (whether consecutive or not) in any continuous period of 2 years, then the Company may terminate this Agreement by giving to the Executive six months notice, in writing expiring at any time (whether or not the Executive remains incapacitated from performing the Executive’s duties under this Agreement) provided always that the Executive shall receive all benefits lawfully due to the Executive under this Agreement calculated up to the date of termination of employment.

23.5	As an alternative to serving notice pursuant to clause 1.2 or 23.4 and without prejudice to the provisions of clauses 23.1 and 23.2, the Company may, in its absolute discretion, terminate this Agreement without prior notice and make a payment in lieu of the notice which the Executive would have been entitled during the period of notice of termination equal to the basic salary to which the Executive would have been entitled during the period of notice on the basis that the Executive’s basic salary would have been at the rate applying at the date of termination (less deductions for income tax and any other deductions the Company is required by law to make). Where the Company uses such discretion, this Agreement will terminate upon payment to the Executive of such sum.

23.6	Once notice has been given, either by the Company or the Executive pursuant to clauses 1.2 or 23.4, the Company may, in its absolute discretion, at any time during such notice terminate this Agreement without prior notice and make a payment in lieu of such unexpired period of notice equal to the basic salary to which the Executive would have been entitled during the period of notice on the basis that the Executive’s basic salary would have been at the rate applying at the date of termination (less deductions for income tax and any other deductions the Company is required by law to make) and the Agreement will terminate immediately thereafter.

23.7	In the event of termination of the Agreement, all or any payments under any applicable incentive schemes will be calculated and payable in accordance with the rules of the respective schemes.

24	Return of Property

24.1

Immediately on request following notice of termination being served by either the Company or the Executive and in any event upon the termination of the Executive’s employment with the Company for whatsoever cause, the Executive shall immediately deliver up to the Company or its authorised representative any property of the Company or any other Group Company which may be in the Executive’s possession, custody or under the Executive’s control, including, without limitation, the Car, the Car keys, laptop, mobile telephone, electronic organiser, wireless devices, minutes, memoranda, correspondence, notes, records, reports, sketches, plans or other documents or writing (which shall include information recorded or stored in writing or on magnetic tape or disk or otherwise recorded or stored for reproduction whether by mechanical or electronic means and whether or not such reproduction will result in a permanent record being made) and any copies thereof, whether or not the property was originally supplied to the Executive by the Company or any other Group Company.

24.2	If so requested, the Executive shall provide to the Company a signed statement confirming that the Executive has fully complied with clause 24.1.

25	Disciplinary and Grievance Procedure

25.1	The Executive’s employment is subject to the disciplinary and grievance rules and procedures of the Company from time to time. The Company’s disciplinary and grievance procedures do not form part of the Executive’s contractual terms and conditions of employment.

26	Data Protection

26.1	The Executive consents to the Company and any other Group Company holding and processing, both electronically and manually, the data it collects in relation to the Executive, in the course of the Executive’s employment for the purposes of the Company’s administration and management of its employees and its business and for compliance with applicable procedures, laws and regulations and to the transfer, storage and processing by the Company or any other agent of such data outside the European Economic Area and outside the United States and where applicable, and in particular, to and in the United States and any other country in which the Company or any other Group Company has offices.

27	Notices

27.1	Any notice to be given under this Agreement shall be given in writing and may be sent, addressed in the case of the Company to its registered office for the time being and in the case of the Executive to the Executive at the Executive’s last known place of residence or given personally and any notice given by post shall be deemed to have been served at the expiration of 48 hours after the same was posted.

28	Assignment

28.1	The benefit of each agreement and obligation of the Executive under this Agreement may be assigned to and enforced by all successors or assigns for the time being carrying on the Business and such agreements and obligations shall operate and remain binding notwithstanding the termination of the employment of the Executive.

29	Third Party Rights

29.1	To the extent permitted by law, no person other than the parties to this agreement and any Group Company shall have the right to enforce any term of this agreement under the Contracts (Rights of Third Parties) Act 1999. For the avoidance of doubt, save as expressly provided in this clause the application of the Contracts (Rights of Third Parties) Act 1999 is specifically excluded from this agreement, although this does not affect any other right or remedy of any third party which exists or is available other than under this Act.

30	Law and Jurisdiction

30.1	English law

This Agreement shall be governed by, and construed in accordance with, English law.

30.2	Jurisdiction

In relation to any legal action or proceedings arising out of or in connection with this Agreement (“Proceedings”), each of the parties irrevocably submits to the exclusive jurisdiction of the English courts and waives any objection to Proceedings in such courts on the grounds of venue or on the grounds that Proceedings have been brought in an inappropriate forum.

31	Prior Agreements and other employment-related conditions

31.1	Without prejudice to the terms of the Offer Letter such terms being incorporated by reference herein, this Agreement shall be in substitution for any other subsisting offer letter, agreement, service agreement or contract of employment (oral or otherwise) made between the Company and the Executive or between any other Group Company and the Executive and where any inconsistency exists between this Agreement and the Offer Letter the terms of the Offer Letter shall prevail.

31.2	The Executive’s employment is subject to the Company’s non-contractual rules, policies and procedures which apply for the Executive’s location. If there is any conflict between the non-contractual rules, policies and procedures from time to time and the Executive’s contractual terms and conditions, the contractual terms and conditions shall prevail.

31.3	The Executive warrants and agrees that the Executive is not entering into this Agreement in reliance on any representation not expressly set out in this Agreement.

32	Collective Agreements

32.1	There are no collective agreements currently in force which affect directly or indirectly the terms and conditions of the Executive’s employment.

33	Severability and Amendments

33.1	If any provision of this Agreement or of a clause hereof, or of any part of Schedule 1 is determined to be illegal or unenforceable by any court of law or any competent governmental or other authority, but would be valid if part of their wording were deleted, such clause shall be severable and enforceable and will apply with such deletion as may be necessary to make it valid or effective. The parties shall negotiate in good faith to replace any such illegal or unenforceable provisions with suitable substitute provisions which will maintain as far as possible the purposes and the effect of this Agreement.

34	Interpretation

34.1	In this Agreement:

“Affiliate” means, in respect of any company, a company which is its subsidiary, subsidiary undertaking or holding company, or a company which is a subsidiary or subsidiary undertaking of that holding company.

“the Board” means the Board of Directors of IHG or the Directors present at a duly convened meeting of the Directors at which a quorum is present and acting throughout or a duly authorised committee of the Board.

“the Business” means (taken together) the business of IHG and the business of any other Group Company with which the Executive is required by the Board under clause 2 to be concerned.

“Confidential Information” means confidential information (which may include commercially sensitive information) relating to the business of the Company or any Group Company or any of their respective customers or their affairs and which includes but is not limited to Trade Secrets, ideas, inventions, business methods, business practices and processes, finances, prices, costs financial marketing/development/ manpower plans, strategy documents or intentions, products/product specifications, confidential emails/letters/memos marketing and promotion of products, packages or offers, names and addresses and other details of suppliers, customers, agents of the Company or any Group Company, computer systems and software, information relating to employees, know-how or other matters connected with the products or services manufactured, marketed, provided or obtained by the Company or any Group Company or their respective customers.

“Employment” means the employment governed by this Agreement.

“Group” means the Company and any Affiliate of the Company and “Group Company” shall be construed accordingly.

“IHG” means InterContinental Hotels Group PLC.

“Information” means any idea, method or information, which is not an Invention or Work, generated by the Executive either:

(i)	in the course of the Executive’s Employment; or

(ii)	outside the course of the Executive’s Employment but relating to the business, finance or affairs of any Group Company.

“Invention” means any invention relating to or capable of being used in the business of any Group Company as carried on from time to time.

“month” means a calendar month.

“Offer Letter” means the letter from the Chief Executive Officer setting out the principal terms of the Executive’s Employment.

“Trade Secrets” means trade secrets and information of such a highly confidential nature as to require the same treatment as trade secrets, of IHG or any Group Company or any supplier, customer, or agent of the Company or any Group Company.

“Work” means any idea; method; discovery; computer programme; semiconductor chip layout; database; drawing; literary work; product, packaging or other design; trade or service mark; logo; domain name or other work (whether registrable or not and whether a copyright work or not) which is not an Invention and which the Executive creates or is involved in creating:

(i)	in connection with the Executive’s Employment; or

(ii)	relating to or capable of being used in those aspects of the business of the Group Companies in which the Executive is involved from time to time.

34.2	In this Agreement, where the context admits:

(a)	words and phrases the definitions of which are contained or referred to in the UK Companies Act 2006 shall be construed as having the meanings so attributed to them;

(b)	references to any statute or statutory provisions include a reference to those provisions as amended or re-enacted or as their application is modified by other provisions from time to time and any reference to a statutory provision shall include any subordinate legislation made from time to time under that provision;

(c)	references to a “person” include any individual, company, body corporate, corporation sole or aggregate, government, state or agency of a state, firm, partnership joint venture, association, organisation or trust (in each case, whether or not having separate legal personality and irrespective of the jurisdiction in or under the law of which it was incorporated or exists) and a reference to any of them shall include a reference to the others;

(d)	any reference to “writing” shall include typewriting, printing, lithography, photography, telex, facsimile and the printed out version of a communication by electronic mail and other modes of representing or reproducing words in a legible form;

(e)	words denoting the singular shall include the plural and vice versa;

(f)	the employment of the Executive are references to the employment by the Company whether or not during the continuance of this Agreement; and

(g)	the masculine gender shall be deemed to include the feminine gender.

34.3	Headings are inserted for convenience only and shall not affect the construction of this Agreement.

IN WITNESS whereof, this Agreement has been entered into the day and year first above written.

SIGNED by	)
George Turner	)
for and on behalf of	)
the Company

Signature	/s/ George Turner

Name:	GEORGE TURNER
Address:	Broadwater Park, Denham, Buckinghamshire UB9 5HR
Occupation:	EVP, General Counsel & Company Secretary

SIGNED and	)
DELIVERED	)
by the Executive	)

Signature	/s/ Paul Edgecliffe-Johnson

Name:	PAUL EDGECLIFFE-JOHNSON
Address:	Blythewood, The Highlands, East Horsley, Surrey, KT24 5BQ.

SCHEDULE 1

1.	1.1 In this Schedule 1 the expressions below have the meaning ascribed to them respectively below:

“Competing Enterprise” shall mean (a) any person, corporation, partnership, venture or other entity (“entity”) which engages either (i) in the business of managing, franchising, running, leasing, owning or joint venturing at least 50 hotels, or (ii) in the business of any online booking agency in respect of hotel rooms (“hotel booking”) and in the case of (i) and (ii) the entity’s shares are publicly traded and such entity has a market capitalisation of not less than one billion pounds sterling (for these purposes “market capitalisation” shall be the aggregate market value of the ordinary shares of the entity) and (b) any Competitor;

“Competitor” shall mean any of the following companies and/or any of their holding companies or subsidiaries from time to time:

(i)	Accor SA

(ii)	Hilton Worldwide

(iii)	Starwood Hotels & Resorts Worldwide, Inc.

(iv)	Marriott International, Inc.

(v)	Global Hyatt Corporation

(vi)	Choice Hotels International Inc.

(vii)	Wyndham Worldwide Corporation

(viii)	Four Seasons Holdings, Inc.

“Garden Leave Period” has the meaning given in Clause 22 of the Agreement above;

“Key Person” shall mean any person who was a band 4 level or above employee of the Company or any other Group Company (including for this purpose any General Manager of any hotel owned or managed by the Company or any other Group Company) and with whom the Executive had material contact or dealings in performing the duties of the Employment at any time during the period of 12 months ending on the Termination Date;

“Relevant Period” shall mean the period of six months beginning with the Termination Date but reduced by one day for each day of a Garden Leave Period;

“Restricted Activities” shall mean executive, managerial, directorial, administrative, strategic, business development or supervisory responsibilities and activities relating to any competing enterprise; and

“Termination Date” shall mean the date on which the Employment terminates.

1.2 The Executive agrees that during the Relevant Period the Executive will not without the prior written consent of the Company:

(i)	become associated with or engage in any Restricted Activity in respect of any Competing Enterprise, whether as officer, director, employee, principal, partner, agent, executive, independent contractor or shareholder (other than as a holder of not in excess of 5% of the outstanding voting shares of any publicly traded company) in competition with any business of the Company or any other Group Company being carried on by the Company or any other Group Company at the Termination Date but excluding (a) any association or engagement which solely relates to Restricted Activities which the Executive had not been involved in to a material extent in the course of the Employment at any time during the period of 12 months ending on the Termination Date, or (b) the Executive’s employment by a unit of a Competing Enterprise which unit is not itself engaged in hotel ownership, hotel management, hotel franchising, hotel running, hotel leasing, hotel joint-venturing or hotel booking (as defined above), so long as the Executive’s duties and responsibilities with respect to such employment are limited to the business of such unit, or (c) the Executive’s employment by an entity which includes a Competing Enterprise where such Competing Enterprise produces revenues that account for less than 5% of the gross revenues of the entity and performing services for such Competing Enterprise is not a material part of the Executive’s responsibilities; and

(ii)	either on his own behalf or for or with any other person whether directly or indirectly, solicit or induce or attempt to solicitor induce any Key Person to leave the employ of the Company or any other Group Company whether or not such person would commit any breach of his contract of employment by leaving the service of the Company or any other Group Company; and

(iii)	either on his own behalf or for or with any other person, whether directly or indirectly, interfere with or try to terminate or reduce the level of supplies (whether of products and/or services) by a supplier to the Company or any other Group Company provided the Executive was concerned or involved to a material extent with the supply or products or services by that supplier to the Company or a Group Company in the course of the employment at any time during the 12 months period ending on the Termination Date.

1.3 The Executive agrees that each of the paragraphs contained in sub-clause 1.2 of this Schedule 1 constitute an entirely separate and independent covenant on the Executive’s part and the validity of one paragraph shall not be affected by the validity or unenforceability of another.

1.4 The Executive agrees that the Executive will at the request and cost of the Company enter into a direct agreement or undertaking with any Group Company whereby the Executive will accept restrictions and provisions corresponding to the restrictions and provisions contained in sub-clause 1.2 of this Schedule 1 (or such of them as may be reasonable and appropriate in the circumstances) in relation to such activities and such areas and for such a period as such company may reasonably require for the protection of its legitimate interests but provided that the duration of such restrictions and provisions are no greater than the Relevant Period.

1.5 The Executive agrees that having regard to the facts and matters set out above the restrictive covenants contained in this Schedule 1 are necessary for the protection of the business and confidential information of the Company and other Group Companies.